Exhibit 99.4

Cameco Computershare 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual Meeting to be held on Thursday, May 7, 2026 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Cameco Proxyholders whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Cameco Proxyholders listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Proxy Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 10:00 am, CST on Tuesday, May 5, 2026. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically To Virtually Attend the Meeting Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. You can attend the meeting virtually by visiting the URL provided on the back of this document. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Cameco Proxyholders named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 0256UC

Appointment of Proxyholder

I/We being holder(s) of securities of Cameco Corporation (the "Corporation") hereby appoint: Tim Gitzel, or failing this person, Jenny Hoffman (the "Cameco Proxyholders")

OR

Print the name of the person you are appointing if this person is someone other than the Cameco Proxyholders listed herein.

Note: If you are appointing a proxyholder other than the Cameco Proxyholders listed to the left, you must return your form of proxy AND go to http://www.computershare.com/Cameco by 10:00 a.m. CST on May 5, 2026, or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable, and provide Computershare with the required information for your proxyholder so that Computershare may provide your proxyholder with a Invite Code via email. This Invite Code will allow your proxyholder to log in and vote at the Meeting. Without an Invite Code your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or submit questions at the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the annual meeting of shareholders of the Corporation to be held virtually via live online webcast at https://meetings.lumiconnect.com/400-707-444-004 on Thursday, May 7, 2026 at 10:00 am, CST and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

If at the meeting more than nine individuals are nominated for election, an instruction to vote "Against" a nominee will be treated as an instruction to "Withhold" from voting for that nominee.

	For	Against		For	Against		For	Against
01. Catherine Gignac	☐	☐	02. Tammy Cook-Searson	☐	☐	03. Tim Gitzel	☐	☐
04. Marie Inkster	☐	☐	05. Kathryn Jackson	☐	☐	06. Don Kayne	☐	☐
07. Peter Kukielski	☐	☐	08. Dominique Minière	☐	☐	09. Leontine van Leeuwen-Atkins	☐	☐

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2. Appointment of Auditors

Appoint KPMG LLP as auditors and authorize the directors to fix their remuneration.

For ☐ Withhold ☐

3. Have a say on our approach to executive compensation

Be it resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors for executive compensation, the shareholders accept the approach to executive compensation disclosed in Cameco's management proxy circular delivered in advance of the 2026 annual meeting of shareholders.

For ☐ Against ☐

4. Declare your residency

If you do not provide this information, we will consider the shares represented by this proxy to be owned and controlled by a non-resident, which means the vote may have less impact.

You declare that the shares represented by this proxy are held, beneficially owned or controlled, either directly or indirectly, by a resident of Canada as defined below. If the shares are held in the names of two or more people, you declare that all of these people are residents of Canada. When you sign this form, you are certifying that you have done whatever is reasonably possible to confirm residential status.

Yes ☐ No ☐

What do we mean by residency?

Cameco shares have restrictions on ownership and voting for residents and non-residents of Canada. You can read about residency and voting in the accompanying Management Proxy Circular. The definitions here are summaries only. The complete definitions are in the *Eldorado Nuclear Limited Reorganization and Divestiture Act* (Canada) and our articles.

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A **non-resident** is:

- an individual, other than a Canadian citizen, who is not ordinarily resident in Canada
- a **corporation**
  - that was **incorporated**, formed, or otherwise organized outside of Canada, or
  - that is controlled by non-residents, either directly or indirectly
- a **trust**
  - that was established by a non-resident, other than a trust for the administration of a pension fund for individuals where the majority of the individuals are residents, or
  - where non-residents have more than 50% of the beneficial interest
- a **foreign government** or **foreign government agency**

Anyone not included in the above description of **non-resident** is considered a **resident**. Residents can be individuals, corporations, trusts and governments or government agencies.

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Cameco Proxyholders, this Proxy will be voted as recommended by Management.**

If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Date

DD / MM / YY

Signing Capacity

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – As a registered shareholder, you will receive annual financial statements and Management's Discussion & Analysis. If you DO NOT wish to receive these by mail, please mark this box. ☐

Note: You can access Cameco's financial reports on our website at cameco.com/invest

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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